SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                          Energy XXI (Bermuda) Limited
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    G10009101
                                 --------------
                                 (CUSIP Number)

                                December 29, 2006
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)

                              (Page 1 of 15 Pages)

----------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                              13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Ospraie Portfolio Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,691,668 Common Shares (Includes Warrants to purchase
  OWNED BY           6,666,668 Common Shares)
    EACH       -----------------------------------------------------------------
  REPORTING    7.    SOLE DISPOSITIVE POWER
   PERSON
    WITH             0
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     9,691,668 Common Shares (Includes Warrants to purchase 6,666,668 Common Shares)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,691,668 Common Shares (Includes Warrants to purchase 6,666,668
      Common Shares)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.68%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

CUSIP No.                              13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Management, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,691,668 Common Shares (Includes Warrants to purchase
  OWNED BY           6,666,668 Common Shares)
    EACH       -----------------------------------------------------------------
  REPORTING    7.    SOLE DISPOSITIVE POWER
   PERSON
    WITH             0
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     9,691,668 Common Shares (Includes Warrants to purchase 6,666,668 Common Shares)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,691,668 Common Shares (Includes Warrants to purchase 6,666,668 Common Shares)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.68%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

CUSIP No.                              13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Holding I, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,691,668 Common Shares (Includes Warrants to purchase
  OWNED BY           6,666,668 Common Shares)
    EACH       -----------------------------------------------------------------
  REPORTING    7.    SOLE DISPOSITIVE POWER
   PERSON
    WITH             0
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     9,691,668 Common Shares (Includes Warrants to purchase 6,666,668 Common Shares)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,691,668 Common Shares (Includes Warrants to purchase 6,666,668
      Common Shares)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.68%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP No.                              13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Management, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,691,668 Common Shares (Includes Warrants to purchase
  OWNED BY           6,666,668 Common Shares)
    EACH       -----------------------------------------------------------------
  REPORTING    7.    SOLE DISPOSITIVE POWER
   PERSON
    WITH             0
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     9,691,668 Common Shares (Includes Warrants to purchase 6,666,668 Common Shares)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,691,668 Common Shares (Includes Warrants to purchase 6,666,668
      Common Shares)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.68%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

CUSIP No.                              13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Dwight Anderson
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,691,668 Common Shares (Includes Warrants to purchase
  OWNED BY           6,666,668 Common Shares)
    EACH       -----------------------------------------------------------------
  REPORTING    7.    SOLE DISPOSITIVE POWER
   PERSON
    WITH             0
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     9,691,668 Common Shares (Includes Warrants to purchase 6,666,668 Common Shares)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,691,668 Common Shares (Includes Warrants to purchase 6,666,668
      Common Shares)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.68%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

      The name of the issuer is Energy XXI (Bermuda) Limited (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

      The Company's principal executive offices are located at Canon's Court, 22 Victoria Street, P.O. Box HM, 1179, Hamilton HM EX,Bermuda

Item 2(a). Name of Person Filing:

      This statement is filed by:

            (i) The Ospraie Portfolio Ltd., a Cayman Islands exempted company ("Portfolio"), with respect to the Common Shares held by it;

            (ii) Ospraie Management, LLC, a Delaware limited liability company ("Investment Manager"), which serves as investment manager to Portfolio, with respect to the shares of Common Stock directly owned by Portfolio;

            (iii) Ospraie Holding I, L.P., a Delaware limited partnership
                  ("Ospraie Holding"), which serves as the managing member of Investment Manager, with respect to the shares of Common Stock directly owned by Portfolio;

            (iv) Ospraie Management, Inc., a Delaware corporation ("Ospraie Management"), which serves as the general partner of Ospraie Holding, with respect to the shares of Common Stock directly owned by Portfolio; and

            (v) Dwight Anderson ("Mr. Anderson"), the president and sole shareholder of Ospraie Management, with respect to the shares of Common Stock directly owned by Portfolio.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons other than Portfolio is 320 Park Avenue, 27th Floor, New York, New York 10022, U.S.A. The address of the office of Portfolio is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c). Citizenship:

      Portfolio is a Cayman Islands exempted company. Investment Manager is a limited liability company organized under the laws of the State of Delaware. Ospraie Holding is a limited partnership organized under the laws of the State of Delaware. Ospraie Management is a corporation organized under the laws of the State of Delaware. Mr. Anderson is a United States citizen.

Item 2(d). Title of Class of Securities:

      Common Stock, $.001 par value.

Item 2(e). CUSIP Number:

      G10009101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

      (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

      (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

      (e)  [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

      (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with 13d-1
                (b)(1)(ii)(F),

      (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

      (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

      (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

      (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check the box.[X]

Item 4. Ownership.

A. The Ospraie Portfolio Ltd.

      (a) Amount beneficially owned: 9,691,668 shares of Common Stock which includes Warrants to purchase 6,666,668 shares of Common Stock. The filing of this statement shall not be deemed an admission that Portfolio beneficially owns any shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934 or the regulations promulgated thereunder.

      (b) Percent of Class: 10.68%. The percentages used herein are calculated based upon 84,049,115 shares of Common Stock outstanding, as reported in the Company's Registration Statement on Form S-1 filed on February 27, 2007.

      (c) Number of shares as to which such person has:

            (i)   sole power to vote or direct the vote: 0

            (ii)  shared power to vote or direct the vote: 9,691,668

            (iii) sole power to dispose or direct the disposition: 0

            (iv)  shared power to dispose or direct the disposition: 9,691,668

B. Ospraie Management, LLC

      (a) Amount beneficially owned: 9,691,668 shares of Common Stock which includes Warrants to purchase 6,666,668 shares of Common Stock.

      (b) Percent of class: 10.68%

      (c) Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote: 0

            (ii)  Shared power to vote or direct the vote: 9,691,668.

            (iii) Sole power to dispose or direct the disposition: 0

            (iv)  Shared power to dispose or direct the disposition: 9,691,668

C. Ospraie Holding I, L.P.

      (a) Amount beneficially owned: 9,691,668 shares of Common Stock which includes Warrants to purchase 6,666,668 shares of Common Stock.

      (b) Percent of class: 10.68%

      (c) Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote: 0

            (ii)  Shared power to vote or direct the vote: 9,691,668

            (iii) Sole power to dispose or direct the disposition: 0

            (iv)  Shared power to dispose or direct the disposition: 9,691,668

D. Ospraie Management, Inc.

      (a) Amount beneficially owned: 9,691,668 shares of Common Stock which includes Warrants to purchase 6,666,668 shares of Common Stock.

      (b) Percent of class: 10.68%

      (c) Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote: 0

            (ii)  Shared power to vote or direct the vote: 9,691,668

            (iii) Sole power to dispose or direct the disposition: 0

            (iv)  Shared power to dispose or direct the disposition: 9,691,668

E. Dwight Anderson

      (a) Amount beneficially owned: 9,691,668 shares of Common Stock which includes Warrants to purchase 6,666,668 shares of Common Stock.

      (b) Percent of class: 10.68%

      (c) Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote: 0

            (ii)  Shared power to vote or direct the vote: 9,691,668

            (iii) Sole power to dispose or direct the disposition: 0

            (iv)  Shared power to dispose or direct the disposition: 9,691,668

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Investment Manager, in its capacity as the investment manager to Portfolio, has the power to direct the investment activities of Portfolio, including decisions with respect to the disposition of the proceeds from the sale of Common Stock. Ospraie Holding is the managing member of the Investment Manager and in that capacity directs its operations. Ospraie Management is the general partner of Ospraie Holding and in that capacity directs its operations. Mr. Anderson is the president and sole shareholder of Ospraie Management and in that capacity, directs its operations. The shareholders of Portfolio have the right to receive dividends from, or proceeds from the sale of, shares of Common Stock held by Portfolio in accordance with their ownership interests in Portfolio.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      See Item 2. The Reporting Persons disclaim the existence of a group with one another.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Each of the Reporting Persons hereby makes the following certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 12, 2007

                          OSPRAIE MANAGEMENT, LLC

                          By: Ospraie Holding I, L.P.,
                              its Managing Member

                          By: Ospraie Management, Inc.,
                              its General Partner


                          By: /s/ Michael Fischer
                              ---------------------------------
                              Michael Fischer
                              Authorized Signatory

                          OSPRAIE HOLDING I, L.P.

                          By: Ospraie Management, Inc.,
                              its General Partner


                          By: /s/ Michael Fischer
                              ---------------------------------
                              Michael Fischer
                              Authorized Signatory

                          OSPRAIE MANAGEMENT, INC.,


                          By: /s/ Michael Fischer
                              ---------------------------------
                              Michael Fischer
                              Authorized Signatory

                          THE OSPRAIE PORTFOLIO LTD.

                          By: Ospraie Management, LLC,
                              its Investment Manager

                          By: Ospraie Holding I, L.P.,
                              its Managing Member

                          By: Ospraie Management, Inc.,
                              its General Partner


                          By: /s/ Michael Fischer
                              ---------------------------------
                              Michael Fischer
                              Authorized Signatory

                          DWIGHT ANDERSON

                          By: /s/ Michael Fischer
                              ---------------------------------
                              Michael Fischer, Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit 99.1 - Joint Filing Agreement

Exhibit 99.2 - Power of Attorney, dated December 13, 2006, granted by Dwight
               Anderson in favor of Kirk Rule, Eric Vincent and Michael Fischer (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed by the reporting persons (other than Portfolio) on December 29, 2006 with respect to Nova Biosource Fuels, Inc.).